UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Forbes Energy Services Ltd.
(Name of Issuer)

Common Stock, par value $0.04 per share
(Title of Class of Securities)

345143101
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)        [ ]
Rule 13d-1(c)        [ ]
Rule 13d-1(d)        [X]

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 345143101	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Charles C. Forbes, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,807,776 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,807,776 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,807,776 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (1)
12	TYPE OF REPORTING PERSON IN

(1) Includes (a) 99,750 shares of common stock issuable upon exercise of options within 60 days of December 31, 2014 and (b) 44,444 shares of restricted stock that vest within 60 days of December 31, 2014.

CUSIP No. 345143101	Schedule 13G	Page 3 of 5 Pages

Item 1(a).    Name of Issuer:
Forbes Energy Services Ltd.
Item 1(b).    Address of Issuer’s Principal Executive Offices:
3000 South Business Highway 281, Alice, Texas 78332.
Item 2(a).    Name of Person Filing:
Charles C. Forbes, Jr.
Item 2(b).    Address of Principal Business Office or, if None, Residence:
3000 South Business Highway 281, Alice, Texas 78332.
Item 2(c).    Citizenship:
Charles C. Forbes, Jr. is a citizen of the United States of America.
Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.04 per share.
Item 2(e).    CUSIP Number:
345143101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership:
(a)Charles C. Forbes, Jr. beneficially owns 2,807,776 shares of common stock, which includes (i) 99,750 shares of common stock issuable upon exercise of options within 60 days of December 31, 2014 and (ii) 44,444 shares of restricted stock that vest within 60 days of December 31, 2014.
(b)    All shares of common stock beneficially owned by Charles C. Forbes, Jr. represent 12.8% of the outstanding shares of common stock of the Issuer based on (i) 21,845,575 shares outstanding as of December 31, 2014 plus (ii) the aforementioned (a) 99,750 shares of common stock issuable upon exercise of options within 60 days of December 31, 2014 and (b) 44,444 shares of restricted stock that vest within 60 days of December 31, 2014.
(c)    Charles C. Forbes, Jr. has sole power to vote or to direct the vote of 2,807,776 shares of common stock, sole power to dispose or to direct the disposition of 2,807,776 shares of common

CUSIP No. 345143101	Schedule 13G	Page 4 of 5 Pages

stock, shared power to vote or to direct the vote of no shares of common stock and shared power to dispose or to direct the disposition of no shares of common stock.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No. 345143101	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

/s/ Charles C. Forbes, Jr. Charles C. Forbes, Jr., in his individual capacity